October 30, 2024

Kuai Leong
Senior Deputy General Counsel and Deputy Corporate Secretary
UNITEDHEALTH GROUP INC
9900 Bren Road East
Minnetonka, MN, 55343

       Re: UNITEDHEALTH GROUP INC
           Form 8-K filed February 22, 2024
           File No. 001-10864
Dear Kuai Leong:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology